Filed Pursuant to Rule 424(b)(3)

Registration No. 333-135448

Prospectus Supplement

(To Prospectus Dated June 29, 2006)

ZIM CORPORATION

This prospectus supplement relates to the resale from time to time by certain of our directors and officers of shares of our Common Stock acquired upon exercise of stock options granted under our Employee Stock Option Plan.

You should read this prospectus supplement together with the prospectus dated June 29, 2006 (the “Prospectus”), which is to be delivered with this prospectus supplement.

The following amends in its entirety the section of the Prospectus entitled “Selling Shareholders” appearing on page 14 of the Prospectus.

SELLING SHAREHOLDERS

Directors and officers of the ZIM are eligible for grants of options under the Plan. The shares of Common Stock to which this Prospectus relates are being registered for reoffers and resales by such directors and officers (the “selling shareholders”), who may acquire such shares upon exercise of options. The names of the directors and officers who have been granted such options as of the date hereof, and the amounts to be sold by each, are listed in the table below. The table will be updated in one or more prospectus supplements to reflect additional option grants and additional selling shareholders. Such selling shareholders may resell all, a portion, or none of such shares from time to time.

Name	Number of shares of Common Stock issuable upon exercise of options and that may be sold(1)	Shares of Common Stock beneficially owned before the offering		Shares of Common Stock beneficially owned after the offering(4)
Jennifer North	370,000	Number(2)	Percent(3)	Number	Percent(3)
		370,000	*	- 0 -	- 0 -

*Indicates less than 1%.

(1)

Assumes exercise of all the stock options issued to the selling shareholder to which the Prospectus relates. The number of shares of Common Stock issuable upon exercise of such options may be adjusted pursuant to the antidilution provisions of the Employee Stock Option Plan.

(2)	Includes shares of Common Stock that the selling shareholder has the right to acquire upon exercise of the options.

(3)	Based on 87,926,955 shares of Common Stock outstanding as of November 8, 2006.

(4)

We cannot estimate the number of shares of Common Stock issuable upon exercise of options that will be beneficially owned by the selling shareholder after any offering by the selling shareholder because he or she may sell all or some portion of the shares of Common Stock that he or she beneficially owns. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares of Common Stock covered by this prospectus will be held by the selling shareholder.

Investing in our Common Stock involves a high degree of risk.

See “Risks Related to our Business” beginning on page 8 of the Prospectus.

We will not receive any of proceeds from the sale of Common Stock by the selling shareholder other than the exercise price of the options. The selling shareholder may sell the Common Stock either directly or through underwriters, broker-dealers or agents and in one or more transactions at market prices prevailing at the time of sale or at negotiated prices.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 6, 2006.